UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 1-9337

BG GROUP PLC

(Exact name of registrant as specified in its charter)

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100 Thames Valley Park Drive

Reading RG6 1PT

ENGLAND

+44 118 935 3222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Ordinary shares of 10 pence each

(Title of each class of securities covered by this Form)

_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History
A.

British Gas plc, the predecessor of BG plc, in turn the predecessor of BG Group plc (the “Company”), first incurred the duty to file reports under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in October 1986, when it filed a Form F-1 with the Commission to conduct a public offering of its ordinary shares, which were predecessor shares to the Company’s ordinary shares of 10 pence each (“Ordinary Shares”).

B.

The Company has filed or submitted all reports required under Exchange Act Sections 13(a) and 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a) during this period.

Item 2. Recent United States Market Activity

BG plc, the Company’s immediate predecessor, last sold securities in the United States in a registered offering under the Securities Act of 1933 pursuant to a Form F-3 filed on May 30, 1997 (File no. 333-06984-01).

Item 3. Foreign Listing and Primary Trading Market
A.

The Company maintains a listing of the Ordinary Shares on the London Stock Exchange, which is located in the United Kingdom. The London Stock Exchange constitutes the primary trading market for the Ordinary Shares.

B.

British Gas plc’s ordinary shares, predecessor shares to the Ordinary Shares, were initially listed on the London Stock Exchange in December 1986. The Company has maintained a listing of the Ordinary Shares on the London Stock Exchange for at least the 12 months preceding the filing of this form.

C.	During the 12-month period beginning September 1, 2006 and ending August 31, 2007, 95.72% of trading in the Ordinary Shares occurred on the London Stock Exchange.
Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	See Item 4.D.
B.	See Item 4.D.
C.	See Item 4.D.
D.

On September 11, 2007 the Company filed a Form 25 with the Commission to delist the Ordinary Shares and American depositary shares representing them (“ADSs”) from the New York Stock Exchange. With effect on September 21, 2007, the Ordinary Shares and ADSs were delisted from the New York Stock Exchange. During the 12-month period beginning September 21, 2006 and ending September 20, 2007, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 738,116 and the average daily trading volume of the Ordinary Shares on a worldwide basis was 17,651,479. During the 12-month period beginning September 21, 2006 and ending September 20, 2007, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 4.18% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis.

E.	Not applicable.
F.	The Company used Bloomberg as the source of trading volume of the Ordinary Shares and ADSs to determine whether it meets the requirements of Rule 12h-6.
Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement
A.

On July 25, 2007 the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.	The Company distributed this notice via the London Stock Exchange Regulatory News Service and submitted the notice to the Commission under cover of a Form 6-K on July 25, 2007.
Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.bg-group.com.

PART III

Item  10. Exhibits

None.

Item  11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, BG Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, BG Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BG GROUP PLC

Dated: September 21, 2007	By:	/s/ Ashley Almanza
	Name:	Ashley Almanza
	Title:	Chief Financial Officer and Director

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